Mail Stop 4561

October 7, 2008

VIA U.S. MAIL AND FAX (781) 557-1350

John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corp.
401 Edgewater Place
Suite 200
Wakefield, MA 01880-6210

> **Re:** **Franklin Street Properties Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 22, 2008**
> **File No. 001-32470**

Dear Mr. Demeritt:

 We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

 Sincerely,

 Kevin Woody
 Branch Chief